SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11/C

SEC File No: 82-3622

6 September 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

**SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

MASNET No. 85 OF 16.08.2002
Announcement No. 91

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 15/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

***Shares held in the name of registered holder***

| | |
|---|---|
| **No. of shares of the change:** | 153,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.42000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 10,505,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 10,658,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,658,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 86 OF 16.08.2002
Announcement No. 92

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 17/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 356,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.40000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 10,658,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 11,014,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,014,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 87 OF 16.08.2002
Announcement No. 93

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 08/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 500,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.43300 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | **Deemed** | **Direct** |
|---|---|---|
| **No. of shares held before change:** | 11,014,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 11,514,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,514,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 88 OF 16.08.2002
Announcement No. 94

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 12/08/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Sale |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (280,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.52000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

***Holdings of Substantial Shareholder including direct and deemed interest***

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 11,514,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 11,234,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,234,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 89 OF 16.08.2002
Announcement No. 95

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 12/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 250,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.51000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 11,234,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 11,484,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,484,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 91 OF 16.08.2002
Announcement No. 97

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 12/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Sale |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (125,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.53000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 11,484,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 11,359,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,359,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 92 OF 16.08.2002
Announcement No. 98

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 13/08/2002 |
| **Name of registered holder:** | CDP : Keppel Investment Limited |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Sale |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (400,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.53750 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 11,359,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 10,959,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,959,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 93 OF 16.08.2002
Announcement No. 99

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 16/08/2002 |
| **Date of change of interest:** | 14/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Direct Interest - Transfer of Loyalty Bonus Shares |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (50) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | **Deemed** | **Direct** |
|---|---|---|
| **No. of shares held before change:** | 10,959,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 10,959,000 | 12,033,812,194 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,959,000 | 12,033,812,194 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 94 OF 16.08.2002
Announcement No. 100

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 16/08/2002 |
| **Date of change of interest:** | 15/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Direct Interest - Transfer of Loyalty Bonus Shares |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (150) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 10,959,000 | 12,033,812,194 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after change:** | 10,959,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,959,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 47 OF 19.08.2002
Announcement No. 47

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 19/08/2002 |
| **Date of change of interest:** | 13/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 375,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.54700 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| No. of shares held before the transaction:<br>% of issued share capital: | 10,959,000<br>0.06 | 12,033,812,044<br>67.51 |
| No. of shares held after the transaction:<br>% of issued share capital: | 11,334,000<br>0.06 | 12,033,812,044<br>67.51 |
| Total shares: | 11,334,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 46 OF 19.08.2002
Announcement No. 46

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 19/08/2002 |
| **Date of change of interest:** | 14/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (250,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.53000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 11,334,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 11,084,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 11,084,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 55 OF 21.08.2002
Announcement No. 55

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 15/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>***% of issued share capital:*** | (750,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.51000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 11,084,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 56 OF 21.08.2002
Announcement No. 56

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 15/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 250,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.50000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,584,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,584,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 57 OF 21.08.2002
Announcement No. 57

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 16/08/2002 |
| **Name of registered holder:** | CDP : DBS Vickers SEC |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (250,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.50000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,584,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,812,044 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 58 OF 21.08.2002
Announcement No. 58

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 16/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (5,088) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,812,044 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,806,956 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,806,956 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 59 OF 21.08.2002
Announcement No. 59

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 19/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (630) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,806,956 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,806,326 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,806,326 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 21/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 11 OF 22.08.2002
Announcement No. 11

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 21/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were disposed of through an open market sale at shareholder discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (324,320) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.5115 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,577,833 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,253,513 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,253,513 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 21/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Transfer of shares into an existing client account. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 544,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,253,513 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,797,513 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,052,797,513 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 21/08/2002 |
| **Date of change of interest:** | 21/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Transfer of shares from an existing client account. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (1,968,040) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | **Deemed** | **Direct** |
|---|---|---|
| **No. of shares held before change:** | 1,052,797,513 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after change:** | 1,050,829,473 | |
| **% of issued share capital:** | 5.89 | |
| **Total shares:** | 1,050,829,473 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 22/08/2002, the date of receipt of notice, to the SGX

MASNET No. 23 OF 23.08.2002
Announcement No. 23

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 22/08/2002 |
| **Date of change of interest:** | 22/08/2002 |
| **Name of registered holder:** | Raffles Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholders' discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 39,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.53 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,050,829,473 | |
| **% of issued share capital:** | 5.89 | |
| **No. of shares held after change:** | 1,050,868,473 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,050,868,473 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 23/08/2002, the date of receipt of notice, to the SGX

MASNET No. 11 OF 27.08.2002
*Announcement No. 11*

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 26/08/2002 |
| **Date of change of interest:** | 26/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>These shares were acquired through an open market purchase at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 246,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | $1.4785 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,050,868,473 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,051,114,473 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,051,114,473 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/08/2002, the date of receipt of notice, to the SGX

MASNET No. 12 OF 27.08.2002
Announcement No. 12

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 26/08/2002 |
| **Date of change of interest:** | 26/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Transfer of shares into an existing client account |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 568,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,051,114,473 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,051,682,473 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,051,682,473 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 27/08/2002, the date of receipt of notice, to the SGX

MASNET No. 45 OF 29.08.2002
Announcement No. 45

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 29/08/2002 |
| **Date of change of interest:** | 26/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (60) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,806,326 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,806,266 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,806,266 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 48 OF 29.08.2002
Announcement No. 48

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 29/08/2002 |
| **Date of change of interest:** | 27/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (660) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,806,266 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,334,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,334,000 | 12,033,805,606 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 49 OF 29.08.2002
Announcement No. 49

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 29/08/2002 |
| **Date of change of interest:** | 27/08/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (186,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.47730 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,334,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 10,148,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,148,000 | 12,033,805,606 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 5 OF 30.08.2002
Announcement No. 5

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 29/08/2002 |
| **Date of change of interest:** | 29/08/2002 |
| **Name of registered holder:** | Raffles Nominees Pte. Ltd. |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholder discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 102,000 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | $1.4575 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 1,051,682,473 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after the transaction:** | 1,051,784,473 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,051,784,473 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 30/08/2002 |
| **Date of change of interest:** | 28/08/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (174,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.46000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 10,148,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **No. of shares held after the transaction:** | 9,974,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **Total shares:** | 9,974,000 | 12,033,805,606 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/08/2002, the date of receipt of the notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 30/08/2002 |
| **Date of change of interest:** | 29/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:-**<br>**% of issued share capital:** | (440) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 9,974,000 | 12,033,805,606 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **No. of shares held after the transaction:** | 9,974,000 | 12,033,805,166 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **Total shares:** | 9,974,000 | 12,033,805,166 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 73 OF 02.08.2002
Announcement No. 85

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# ANNOUNCEMENT - SALE OF INTEREST IN ASSOCIATED COMPANY - APS TELECOMMUNICATION CO. LTD.

## ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

Singapore Telecommunications Limited ("SingTel") wishes to announce that APS Telecommunication Co. Ltd. ("APS"), a company established under the laws of the People's Republic of China, has ceased to be an associated company of SingTel following the sale by Singapore Telecom International Pte Ltd, a wholly-owned subsidiary of SingTel, of its 35% interest in APS.

The principal activity of APS is the development and construction of a paging network service in China.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 2 August 2002

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002 to the SGX

MASNET No. 29 OF 08.08.2002
Announcement No. 38

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## ANNOUNCEMENT - DEREGISTRATION OF SUBSIDIARY - INS (EUROPE) LIMITED

### ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

Singapore Telecommunications Limited ("SingTel") wishes to announce that INS (Europe) Limited (the "Company"), a wholly-owned subsidiary of SingTel, has been deregistered and removed from the register of Companies House, England and Wales, pursuant to Section 652A of the Companies Act 1985.

The Company had been dormant since incorporation.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 8 August 2002

Submitted by Chan Su Shan (Ms), Company Secretary on 08/08/2002 to the SGX

MASNET No. 16 OF 28.08.2002
Announcement No. 16

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Announcements by Standard & Poor's

Singapore Telecommunications Limited ("SingTel") wishes to announce that it has been informed by Standard & Poor's of the latter's decision to revise the ratings outlooks for SingTel and SingTel Optus Pty Limited to negative from stable.

The announcements by Standard & Poor's are attached.

SingTel release.pdf Optus Release.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 28/08/2002 to the SGX

STANDARD
&POOR'S

SEC File No: 82-3622

# Media Release

For Immediate Release
Aug. 28, 2002

Analytical contacts:
Yasmin Wirjawan, Singapore, (65) 6239-6302
Andrew Lally, Melbourne, (61) 3-9631-2077
Pawan Agrawal, Singapore (65) 6239-6340
Media contact:
Sharon Beach, Melbourne (61) 3-9631-2152

## Outlook on SingTel's 'AA-' Rating Revised to Negative on Heightened Competition and Weaker Financials

Standard & Poor's Ratings Services said today it revised the outlook on Singapore Telecommunications Ltd. (SingTel; AA-/Negative/A-1+) to negative from stable because of the more competitive operating environment in Singapore, slower revenue growth in all operations, and the company's subsequently weaker financial position following the full acquisition of SingTel Optus Ltd. At the same time, all ratings on the company were affirmed.

"Anticipated weaker consolidated revenue growth and heightened competitive pressure over the medium term, could put downward pressure on the group's profitability and cash flow position", said Yasmin Wirjawan, credit analyst at Standard & Poor's. "SingTel's targeted deleveraging plan is dependent on realising further cost savings, reducing capital expenditures, turning around profitability at Optus, and to some extent, realising cash from its sale of noncore assets and dividend receipts from overseas affiliates," she said.

To maintain the ratings at the current level, Standard & Poor's would expect SingTel to improve its leverage position and cash flow protection measures. Adjusted net debt to EBITDA, which fell to 3.1x at March 2002 with the acquisition of Optus and a further stake in Indonesian cellular company, P.T. Telekomunikasi Selular (Telkomsel; B+/Stable/—), should improve to 2.3x by fiscal year-end 2003. Adjusted funds from operations to net debt is expected to improve to 30% by fiscal year-end 2003 from only 24% at fiscal year-end 2002 and a net cash position in the five years before that.

However, for the group to achieve these improvements, it will have to confront a more challenging operating environment in Singapore with the merger of StarHub and Singapore Cable Vision (SCV), which has created a competitor that is aggressively pursuing market share, backed by strong sponsorship and SCV's last-mile access. In addition, the group will have to spur revenue growth at Optus in an uncertain economic environment with aggressive major local competitors, as well as cut costs.

"In support of SingTel's ratings, the company has very strong market positions in Singapore and Australia, and the Singapore government has an interest in supporting SingTel because of its 67.5% stake, although there is no formal or informal guarantee from the government. Moreover, the group has shown improving quarterly trend performance, as operational EBITDA margin rose to 38% from 36% in the fourth quarter of fiscal year ended 2002. With its recent spate of acquisitions complete, Standard & Poor's expects SingTel to focus on existing investments and employ its surplus cash flow to reduce debt," said Ms. Wirjawan.

Standard & Poor's is a leader in providing widely recognised financial data, analytical research and investment and credit opinions to the global capital markets. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture. In the Asia Pacific region, Standard & Poor's has been voted most influential ratings agency by Finance Asia magazine, and Ratings Agency of the Year 2001 by INSTO. Additional information is available at www.standardandpoors.com.au or www.standardandpoors.co.nz

STANDARD
&POOR'S

# Media Release

For Immediate Release
Aug. 28, 2002

Analytical contact:
Andrew Lally, Melbourne (61) 3-9631-2077
Paul Stephen, Melbourne (61) 3-9631-2070
Yasmin Wirjawan, Singapore (65) 6239-6302
Media contact:
Sharon Beach, Melbourne (61) 3-9631-2152

## Outlook on Optus 'A+' Rating Revised to Negative in Line With Parent, Singapore Telecommunications

Standard & Poor's Ratings Services said today it revised the outlook to negative from stable on SingTel Optus Ltd. (Optus; A+/Negative/A-1), wholly owned Australian subsidiary of Singapore Telecommunications Ltd. (SingTel; AA-/Negative/A-1+).

"The outlook on Optus reflects that of its parent," said Andrew Lally, credit analyst at Standard & Poor's. "Weaker consolidated group revenue growth and heightened competitive pressure over the medium term could put downward pressure on the group's profitability and cash flow," he said. SingTel's targeted deleveraging plan is dependent on generating further cost savings, reducing capital expenditures, improving profitability at Optus, and to some extent, realising cash from its sale of noncore assets and dividend receipts from overseas affiliates.

"Slowing mobile and data revenue growth in Australia might limit improvement in Optus' profitability margins. Optus is focused on cutting costs and reducing capital expenditures to help maintain cash flow growth. However, uncertainty surrounding domestic economic conditions and aggressive major competitors could affect revenue growth and limit margin improvement in the near to medium term," said Mr. Lally. In addition, Optus' earnings continue to suffer from losses in its pay television business.

To maintain the ratings at the current level, Standard & Poor's would expect SingTel to improve its consolidated leverage position and cash flow protection measures. Adjusted net debt to EBITDA, which was at 3.1x in fiscal year-end 2002 with the acquisition of Optus and a further stake in Indonesian cellular company, P.T. Telekom Selular (Telkomsel; B+/Stable/—), should improve to 2.3x by fiscal year-end 2003. Adjusted funds from operations to net debt is expected to improve to 30% by fiscal year-end 2003 from only 24% last year.

Standard & Poor's is a leader in providing widely recognised financial data, analytical research and investment and credit opinions to the global capital markets. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture. In the Asia Pacific region, Standard & Poor's has been voted most influential ratings agency by Finance Asia magazine, and Ratings Agency of the Year 2001 by INSTO. Additional information is available at www.standardandpoors.com.au or www.standardandpoors.co.nz

MASNET No. 22 OF 30.08.2002
Announcement No. 22

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Resolutions Passed at the 10th Annual General Meeting and Extraordinary General Meeting

### SINGAPORE TELECOMMUNICATIONS LIMITED ("SINGTEL")
### 10TH ANNUAL GENERAL MEETING ("AGM")
### EXTRAORDINARY GENERAL MEETING ("EGM")

In accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we are pleased to announce that at SingTel's 10th AGM and the EGM held today, all the resolutions referred to in the Notices of the AGM and the EGM dated 15 July 2002 were duly passed.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/08/2002 to the SGX

MASNET No. 18 OF 05.07.2002
Announcement No. 23

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Shareholding of Director of Subsidiary

| | |
|---|---|
| **Name of director of subsidiary:** | Lee Kwok Cheong |
| **Date of notice to company:** | 05/07/2002 |
| **Date of change of interest:** | 05/07/2002 |
| **Name of registered holder:** | Lee Kwok Cheong |
| **Circumstance(s) giving rise to the interest:** | Sales in open market at own discretion |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (20,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | $1.48 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | 21,690 |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | 1,690 |

**Holdings of Director of Subsidiary, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | | 21,690 |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | | 1,690 |
| **Total shares:** | | 1,690 |

Submitted by Chan Su Shan (Ms), Company Secretary on 05/07/2002, the date of receipt of the notice to the SGX

MASNET No. 49 OF 26.06.2002
Announcement No. 49

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Shareholding of Director of Subsidiary

**Name of director of subsidiary:** Lee Kwok Cheong

**Date of notice to company:** 26/06/2002

**Date of change of interest:** 26/06/2002

**Name of registered holder:** Lee Kwok Cheong

**Circumstance giving rise to the change:** Open market purchase

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:**<br>**% of issued share capital:** | 20,000 |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.30 |
| **No. of shares held before change:**<br>**% of issued share capital:** | 1,690 |
| **No. of shares held after change:**<br>**% of issued share capital:** | 21,690 |

**Holdings of Director of Subsidiary including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:**<br>**% of issued share capital:** | | 1,690 |
| **No. of shares held after change:**<br>**% of issued share capital:** | | 21,690 |
| **Total shares:** | | 21,690 |

Submitted by Chan Su Shan (Ms), Company Secretary on 26/06/2002, the date of receipt of the notice, to the SGX

MASNET No. 21 OF 25.06.2002
Announcement No. 21

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Shareholding of Director of Subsidiary

| | |
|---|---|
| **Name of director of subsidiary:** | Chua Sock Koong |
| **Date of notice to company:** | 24/06/2002 |
| **Date of change of interest:** | 24/06/2002 |
| **Name of registered holder:** | Chua Sock Koong |
| **Circumstance giving rise to the change:** | Open market purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 50,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.34 |
| **No. of shares held before change:** | 4,190 |
| **% of issued share capital:** | |
| **No. of shares held after change:** | 54,190 |
| **% of issued share capital:** | |

**Holdings of Director of Subsidiary including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 31,820 | 4,190 |
| **% of issued share capital:** | | |
| **No. of shares held after change:** | 31,820 | 54,190 |
| **% of issued share capital:** | | |
| **Total shares:** | 31,820 | 54,190 |

Submitted by Chan Su Shan (Ms), Company Secretary on 25/06/2002, the date of receipt of the notice, to the SGX

MASNET No. 20 OF 25.06.2002
Announcement No. 20

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Director's Interests

| | |
|---|---|
| **Name of director:** | Lee Hsien Yang |
| **Date of notice to company:** | 25/06/2002 |
| **Date of change of interest:** | 25/06/2002 |
| **Name of registered holder:** | Lee Hsien Yang |
| **Circumstance giving rise to the change:** | Open market purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 100,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.31 |
| **No. of shares held before change:** | 452,333 |
| **% of issued share capital:** | |
| **No. of shares held after change:** | 552,333 |
| **% of issued share capital:** | |

**Holdings of Director including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,690 | 452,333 |
| **% of issued share capital:** | | |
| **No. of shares held after change:** | 1,690 | 552,333 |
| **% of issued share capital:** | | |
| **Total shares:** | 1,690 | 552,333 |

Submitted by Chan Su Shan (Ms), Company Secretary on 25/06/2002, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Changes In Deemed Interests of Director of Subsidiary

| | |
|---|---|
| **Name of director:** | Chua Sock Koong |
| **Date of notice to company:** | 30/05/2002 |
| **Date of change of deemed interest:** | 30/05/2002 |
| **Name of registered holder:** | Lee Swee Kiat, spouse of Chua Sock Koong |
| **Circumstance giving rise to the change:** | Open market purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 30,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.51 |
| **No. of shares held before change:** | 1,820 |
| **% of issued share capital:** | |
| **No. of shares held after change:** | 31,820 |
| **% of issued share capital:** | |

***Holdings of Director including direct and deemed interest***

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,820 | 4,190 |
| **% of issued share capital:** | | |
| **No. of shares held after change:** | 31,820 | 4,190 |
| **% of issued share capital:** | | |
| **Total shares:** | 31,820 | 4,190 |

Submitted by Chan Su Shan (Ms), Company Secretary on 31/05/2002 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

## News Release - New sales by C2C

Attached is a News Release made by C2C Pte Ltd, a subsidiary of Singapore Telecommunications Limited, on the above.

NR-Release 070802.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/08/2002 to the SGX

C2C

# News Release

## New sales by C2C

**Singapore, 7 August 2002** – C2C Pte Ltd, a subsidiary of Singapore Telecommunications Limited (SingTel), today provided an update on its sales.

Since the completion of the C2C cable network in January 2002 up to the end of the first quarter this fiscal year, sales contracts worth US$62 million have been signed. These include an additional US$13 million of new sales achieved since the previous update of US$49 million announced on 9 May 2002. The US$62 million of contracts are with leading American, European and Asian carriers.

Mr Tsunekazu Matsudaira, CEO of C2C, said: "Despite the adverse market conditions in the bandwidth sector, C2C continues to bring in new sales. This is a proof of our customers' confidence in C2C both in terms of our quality of service as well as our financial stability. "

C2C started recording revenue from January 2002 onwards, in line with the activation of traffic on the completed network. It had previously announced pre-sales of US$710 million prior to this. The US$62 million of new sales announced since the network's completion brings total sales to US$772 million.

The US$772 million sales include US$54 million, which is treated as an exchange of assets with no revenue recorded under C2C's accounting policies. The remaining US$718 million will be accounted for as revenue over the IRU (Indefeasible Right of Use) period of 15 years or over the lease period.

~~~~~~~~~~~~~~~~

**About C2C**

C2C is a cutting-edge private cable development company developing one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in the various target markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to the various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), GNG Networks Inc (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), New Century Infocomm Company (Taiwan) and Tycom Asia Networks (USA).
~~~~~~~~~~~~~~~~

MASNET No. 7 OF 05.08.2002
Announcement No. 7

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## News Release - SingTel's regional mobile subscriber base approaches 25 million

Attached is a news release made by Singapore Telecommunications Limited on the above.

Release5Aug02.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2002 to the SGX

SingTel

# News Release

## SingTel's regional mobile subscriber base approaches 25 million

### Quarter-to-quarter growth of 11 per cent

**Singapore, 5 August 2002** – Singapore Telecommunications Limited (SingTel) today announced that its aggregate mobile subscriber base in the Asia Pacific is reaching 25 million.

As at 30 June 2002, the combined mobile subscribers of SingTel Mobile (Singapore), Optus Mobile (Australia), Advanced Info Service (Thailand), Bharti Group (India), Globe Telecom (Philippines) and Telkomsel (Indonesia) stood at **24.8 million**, an increase of 11 per cent compared to the combined base of 22.3 million as at 31 March 2002.

On a proportionate basis, SingTel's regional mobile subscriber base, as at 30 June 2002, increased by seven per cent over the preceding three-month period to **10.3 million**.

## Highlights

### Singapore

- SingTel Mobile's subscriber base increased by 1.9 per cent over three months to almost 1.5 million as at 30 June 2002.
- The net addition of 28,000 for the quarter represented 57 per cent of the new subscribers in the Singapore market during the period.
- SingTel Mobile continues to maintain its leadership position with a market share of about 50 per cent.
- About 73 per cent of customers are on postpaid plans with an Average Revenue Per User (ARPU) of about $74 a month, the highest in Singapore.
- The monthly churn rate for the quarter remained low at less than two per cent, a very positive achievement by global industry standards.

### Australia

- Optus Mobile's subscriber base increased 1.6 per cent over three months to 4.23 million as at 30 June 2002. Optus' estimated share of the Australian mobile market was 34 per cent while postpaid ARPU remained constant compared to the preceding quarter.
- Optus' strategy to increase its share in the mobile business market is seeing success. Business mobile revenues increased 22 per cent compared to the preceding quarter.

- Revenue from data services remained at 9 per cent of total mobile revenue for the quarter. The figure for the June 2001 quarter was 6 per cent.
- Optus Multimedia Message Service (MMS) will be available at the end of August.
- Optus will provide wholesale services to independent dealer network group, M8. Launched in June 2002, M8 will help Optus increase its distribution of products and services among independent retailers.

## Regional markets

The aggregate subscriber base of SingTel's four regional mobile associates[1] increased 15 per cent over the last quarter to **19.1 million**.

### India

In the past two months, Bharti launched its mobile services in the seven additional licence areas (also known as circles), of Haryana, Kerala, Madhya Pradesh, Maharashtra, Mumbai, Tamil Nadu and Uttar Pradesh (West). With a 22 per cent market share, Bharti is the largest mobile operator in India with over 1.6 million customers. Bharti currently boasts a cellular footprint that covers 14 circles. Services in the remaining circle of Gujarat will be launched soon and with 15 circles, Bharti will cover 93 per cent of mobile customers in India.

### Indonesia

Telkomsel's current subscriber base represents a market share of more than 51 per cent of the total mobile subscribers in Indonesia.

In April 2002, Telkomsel successfully raised US$150 million through an international bond issue to finance the necessary network expansion to cater to the high subscriber growth. The five-year bond issue, priced at 9.825 per cent (with a coupon of 9.75 per cent), was three and a half times oversubscribed, reflecting investors' confidence and the financial strength of the company.

### Philippines

In April 2002, Globe successfully concluded a US$200 million bond offering to fund its network expansion and working capital requirements. The offering was extremely well received by investors and Globe was the first Philippine company to have successfully launched a global public debt offering in the past two years.

[1] Comprising AIS (21.6% stake), Bharti (28.5%), Globe (29.1%) and Telkomsel (22.3%)

SingTel

**Thailand**

The Thai mobile market has seen a boom this year with mobile penetration growing from 13 per cent to 20 per cent within the first six months of the year. AIS remains the market leader with over 60 per cent of the market share. Between January and June 2002, AIS gained over 2.6 million net subscribers. In June alone, AIS signed up over 530,000 net new subscribers, the highest monthly tally it has ever posted.

**About SingTel**

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

--------------------------

MASNET No. 12 OF 01.08.2002
Announcement No. 12

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 30/07/2002 |
| **Date of change of interest:** | 30/07/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were disposed of through an open market sale at shareholder's discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (92,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.39 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,047,332,337 | |
| **% of issued share capital:** | 5.88 | |
| **No. of shares held after change:** | 1,047,240,337 | |
| **% of issued share capital:** | 5.87 | |
| **Total shares:** | 1,047,240,337 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 30/07/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Disposal of Shares arising from exercise of put option |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (172,000) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.44530 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,182,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,010,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,010,000 | 12,033,823,930 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 54 OF 02.08.2002
Announcement No. 66

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 30/07/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 207,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.37628 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,975,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,182,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,182,000 | 12,033,823,930 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 52 OF 02.08.2002
Announcement No. 64

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 30/07/2002 |
| **Name of registered holder:** | CDP : DBS to Waterhouse |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Error-in-Trade |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 3,000 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.39000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,972,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 7,975,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 7,975,000 | 12,033,823,930 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 29/07/2002 |
| **Name of registered holder:** | CDP : DBS to Waterhouse |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Error-in-Trade |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (3,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.36000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 7,975,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 7,972,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 7,972,000 | 12,033,823,930 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 60 OF 02.08.2002
Announcement No. 72

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 31/07/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 50,000 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.38000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,010,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,060,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,060,000 | 12,033,823,930 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 63 OF 02.08.2002
Announcement No. 75

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 31/07/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (2,960) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,060,000 | 12,033,823,930 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,060,000 | 12,033,820,970 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,060,000 | 12,033,820,970 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 37 OF 05.08.2002
Announcement No. 37

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 05/08/2002 |
| **Date of change of interest:** | 01/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (5,001) |
| ***Amount of consideration (excluding brokerage and stamp duties) per share paid or received:*** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,060,000 | 12,033,820,970 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,060,000 | 12,033,815,969 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,060,000 | 12,033,815,969 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2002, the date of receipt if the notice, to the SGX

MASNET No. 51 OF 05.08.2002
Announcement No. 51

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group of Companies, Inc. |
| **Date of notice to company:** | 01/08/2002 |
| **Date of change of interest:** | 01/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholders' discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 19,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.3700 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,047,240,337 | |
| **% of issued share capital:** | 5.87485 | |
| **No. of shares held after change:** | 1,047,259,337 | |
| **% of issued share capital:** | 5.87496 | |
| **Total shares:** | 1,047,259,337 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2002, the date of receipt of notice, to the SGX

MASNET No. 52 OF 05.08.2002
Announcement No. 52

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group of Companies, Inc. |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 02/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholders' discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 197,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.3600 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,047,259,337 | |
| **% of issued share capital:** | 5.87496 | |
| **No. of shares held after change:** | 1,047,456,337 | |
| **% of issued share capital:** | 5.87606 | |
| **Total shares:** | 1,047,456,337 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2002, the date of receipt of notice, to the SGX

MASNET No. 53 OF 05.08.2002
Announcement No. 53

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group of Companies, Inc. |
| **Date of notice to company:** | 02/08/2002 |
| **Date of change of interest:** | 02/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Transfer of shares into an existing client account. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 5,553,496 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,047,456,337 | |
| **% of issued share capital:** | 5.87606 | |
| **No. of shares held after change:** | 1,053,009,833 | |
| **% of issued share capital:** | 5.90721 | |
| **Total shares:** | 1,053,009,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2002, the date of receipt of notice, to the SGX

MASNET No. 55 OF 06.08.2002
Announcement No. 55

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 06/08/2002 |
| **Date of change of interest:** | 01/08/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | 100,000 |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.36000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,060,000 | 12,033,815,969 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,160,000 | 12,033,815,969 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,160,000 | 12,033,815,969 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 57 OF 06.08.2002
Announcement No. 57

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 06/08/2002 |
| **Date of change of interest:** | 01/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (280) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,160,000 | 12,033,815,969 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,160,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,160,000 | 12,033,815,689 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 67 OF 08.08.2002
Announcement No. 76

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 08/08/2002 |
| **Date of change of interest:** | 06/08/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 160,000 |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.32000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,160,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,320,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,320,000 | 12,033,815,689 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 68 OF 08.08.2002
Announcement No. 77

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 08/08/2002 |
| **Date of change of interest:** | 06/08/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (150,000) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.34000 |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,320,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,170,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,170,000 | 12,033,815,689 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 11 OF 12.08.2002
Announcement No. 11

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 08/08/2002 |
| **Date of change of interest:** | 08/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were disposed of through an open market sale at shareholder discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (181,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.4071 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,053,009,833 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after change:** | 1,052,828,833 | |
| **% of issued share capital:** | 5.91 | |
| **Total shares:** | 1,052,828,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/08/2002, the date of receipt of notice, to the SGX

MASNET No. 60 OF 12.08.2002
Announcement No. 60

**SINGAPORE TELECOMMUNICATIONS LIMITED**

# Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 12/08/2002 |
| **Date of change of interest:** | 07/08/2002 |
| **Name of registered holder:** | CDP : DBS Nominees |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (150,000) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.39333 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,170,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,020,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,020,000 | 12,033,815,689 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 24 OF 13.08.2002
Announcement No. 44

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 12/08/2002 |
| **Date of change of interest:** | 12/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were disposed of through an open market sale at shareholder's discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (740,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.5014 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,828,833 | |
| **% of issued share capital:** | 5.91 | |
| **No. of shares held after change:** | 1,052,088,833 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,088,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 13/08/2002 |
| **Date of change of interest:** | 13/08/2002 |
| **Name of registered holder:** | HSBC (Singapore) Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholders' discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 200,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.54 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,088,833 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,288,833 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,288,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/08/2002, the date of receipt of notice, to the SGX

MASNET No. 55 OF 13.08.2002
Announcement No. 75

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 13/08/2002 |
| **Date of change of interest:** | 08/08/2002 |
| **Name of registered holder:** | CDP : HSBC (S) Nominees Pte Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Purchase |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | 24,000 |
| **% of issued share capital:** | |
| ***Amount of consideration*** **(excluding brokerage and stamp duties) per share paid or received:** | S$1.42500 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,020,000 | 12,033,812,294 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,044,000 | 12,033,812,294 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,044,000 | 12,033,812,294 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 54 OF 13.08.2002
Announcement No. 74

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 13/08/2002 |
| **Date of change of interest:** | 08/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:**<br>**% of issued share capital:** | (3,395) |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:**<br>**% of issued share capital:** | |
| **No. of shares held after the transaction:**<br>**% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,020,000 | 12,033,815,689 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,020,000 | 12,033,812,294 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,020,000 | 12,033,812,294 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 25 OF 14.08.2002
Announcement No. 25

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 14/08/2002 |
| **Date of change of interest:** | 13/08/2002 |
| **Name of registered holder:** | CDP : Temasek Holdings (Pte) Ltd |
| **Circumstance(s) giving rise to the interest:** | Others |
| **Please specify details:** | Direct Interest - Transfer of Loyalty Bonus Shares |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (50) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | - |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,044,000 | 12,033,812,294 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 8,044,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,044,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 27 OF 14.08.2002
Announcement No. 27

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 14/08/2002 |
| **Date of change of interest:** | 13/08/2002 |
| **Name of registered holder:** | CDP : Pan Pacific Pte Ltd |
| **Circumstance(s) giving rise to the interest:**<br>**Please specify details:** | Others<br>Deemed Interest - Open Market Sale |

**Information relating to shares held in the name of the registered holder: -**

| | |
|---|---|
| **No. of shares which are the subject of the transaction:** | (250,000) |
| **% of issued share capital:** | |
| **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** | S$1.53000 |
| **No. of shares held before the transaction:** | |
| **% of issued share capital:** | |
| **No. of shares held after the transaction:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder, including direct and deemed interest: -**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before the transaction:** | 8,044,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after the transaction:** | 7,794,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 7,794,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/08/2002, the date of receipt of the notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 14/08/2002 |
| **Date of change of interest:** | 14/08/2002 |
| **Name of registered holder:** | DBS Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Transfer of shares from an existing client account. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | (195,000) |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,288,833 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,093,833 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,093,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of notice, to the SGX

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 14/08/2002 |
| **Date of change of interest:** | 14/08/2002 |
| **Name of registered holder:** | Deutsche Bank AG, Singapore Branch |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | These shares were acquired through an open market purchase at shareholders' discretion. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 289,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | $1.53 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,093,833 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,382,833 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,382,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of notice, to the SGX

MASNET No. 19 OF 16.08.2002
Announcement No. 24

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | The Capital Group Companies, Inc. |
| **Date of notice to company:** | 14/08/2002 |
| **Date of change of interest:** | 14/08/2002 |
| **Name of registered holder:** | Raffles Nominees Pte. Ltd. |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Transfer of shares into an existing client account. |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 195,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | - |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 1,052,382,833 | |
| **% of issued share capital:** | 5.9 | |
| **No. of shares held after change:** | 1,052,577,833 | |
| **% of issued share capital:** | 5.9 | |
| **Total shares:** | 1,052,577,833 | |

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of notice, to the SGX

MASNET No. 76 OF 16.08.2002
Announcement No. 82

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 28/06/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 411,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.38000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 7,794,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after change:** | 8,205,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,205,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 78 OF 16.08.2002
Announcement No. 84

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 01/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 210,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.36000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,205,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after change:** | 8,415,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **Total shares:** | 8,415,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 80 OF 16.08.2002
Announcement No. 86

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 02/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 327,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.37000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | **Deemed** | **Direct** |
|---|---|---|
| **No. of shares held before change:** | 8,415,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.04 | 67.51 |
| **No. of shares held after change:** | 8,742,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **Total shares:** | 8,742,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 81 OF 16.08.2002
Announcement No. 87

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 03/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 409,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.39000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 8,742,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **No. of shares held after change:** | 9,151,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **Total shares:** | 9,151,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 83 OF 16.08.2002
Announcement No. 89

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 11/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 693,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.42000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 9,151,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **No. of shares held after change:** | 9,844,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **Total shares:** | 9,844,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX

MASNET No. 84 OF 16.08.2002
Announcement No. 90

**SINGAPORE TELECOMMUNICATIONS LIMITED**

## Notice Of Substantial Shareholder's Interests

| | |
|---|---|
| **Name of substantial shareholder:** | Temasek Holdings (Private) Limited |
| **Date of notice to company:** | 15/08/2002 |
| **Date of change of interest:** | 12/07/2002 |
| **Name of registered holder:** | CDP : Keppel Insurance Pte Ltd |
| **Circumstance giving rise to the change:** | Others |
| **Please specify details:** | Deemed Interest - Open Market Purchase |

**Shares held in the name of registered holder**

| | |
|---|---|
| **No. of shares of the change:** | 661,000 |
| **% of issued share capital:** | |
| **Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:** | S$1.41000 |
| **No. of shares held before change:** | |
| **% of issued share capital:** | |
| **No. of shares held after change:** | |
| **% of issued share capital:** | |

**Holdings of Substantial Shareholder including direct and deemed interest**

| | Deemed | Direct |
|---|---|---|
| **No. of shares held before change:** | 9,844,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.05 | 67.51 |
| **No. of shares held after change:** | 10,505,000 | 12,033,812,244 |
| **% of issued share capital:** | 0.06 | 67.51 |
| **Total shares:** | 10,505,000 | 12,033,812,244 |

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/08/2002, the date of receipt of the notice, to the SGX